UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5)




                         SJNB Financial Corp.
                          (Name of Issuer)

                    Common Stock, $0.01 par value

                         (Title of Class of Securities)

                              784273-10-4
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds

                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          April 5, 2000
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  784273-10-4


1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power

Number of                      20,710 shares
 Shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each

Reporting                   9  Sole Dispositive Power
Person                         20,710 shares

  With

                           10  Shared Dispositive Power

                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    20,710 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.6%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power

Number of                      63,481 shares
 Shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each

Reporting                   9  Sole Dispositive Power
Person                         63,481 shares

  With

                           10  Shared Dispositive Power

                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    63,481 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.7%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power

Number of                      24,376 shares
 Shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each

Reporting                   9  Sole Dispositive Power
Person                         24,376 shares

  With

                           10  Shared Dispositive Power

                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    24,376 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.7%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power

Number of                      81,978 shares
 Shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each

Reporting                   9  Sole Dispositive Power
Person                         81,978 shares

  With

                           10  Shared Dispositive Power

                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    81,978 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.3%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund V L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power

Number of                      120,450 shares
 Shares

Beneficially                8  Shared Voting Power
Owned By                       0
  Each

Reporting                   9  Sole Dispositive Power
Person                         120,450 shares

  With

                           10  Shared Dispositive Power

                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    120,450 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    3.3%

14  Type of Reporting Person*
    PN

This Amendment No. 5 amends and supplements the Amendment No. 4 filed on March 22, 2000 (collectively the "Schedule 13D") by the entities included in Item 2(a), with respect to the Common Stock, $0.01 par value ("Common Stock"), of SJNB Financial Corp. ("SJNB"). The address of the principal executive offices of SJNB is One N. Market St., San Jose, CA 95113. The purpose of this Amendment is to report an increase in ownership of more than 1% in the percentage of the outstanding Common Stock of SJNB.

Item 2.   Identity and Background

  (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, Banc Fund IV Trust ("T IV"), and Banc Fund V L.P. ("BF V"), an Illinois Limited Partnership. The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. The general partner of BF V is MidBanc V L.P. ("MidBanc V"), whose principal business is to be a general partner of BF V. MidBanc III, IV, and V are Illinois limited partnerships.

  (ii) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. The general partner of MidBanc V is The Banc Funds Company, L.L.C., Inc. ("Management V"), whose principal business is to be a general partner of MidBanc V. Management III, IV, and V are Illinois corporations.

  (iii) The executive officers and directors of Management III, IV, and V are the same and are composed of:

     Name and                                       Offices in
Present Principal                                   Management
    Occupation                                    III, IV and V
-----------------                               ----------------

Joan W. Moore                                        Secretary
Member, The Banc Funds                              and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                               President, Treasurer,
Manager, BF III, T III,                             and Director
BF IV, T IV, and BF V

  (iv) The sole stockholder of Management III, IV, and V is TBFC, an
Illinois limited liability company which is controlled by Charles J. Moore.
Mr. Moore has been the manager of the investment decisions for each of BF
III, BF IV, BF V, T III, and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III, IV, and V, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III, IV, and V.

  (v) The investment manager of T III, and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III, and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (b) and (c) The address of the principal business and principal office of BF III, T III, BF IV, T IV, BF V, MidBanc III, MidBanc IV, MidBanc V, Management III, Management IV, Management V, and TBFC and the business address of each of the persons named in paragraph (a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $7,596,317 from the capital of the Funds has been used in making purchases of 310,995 shares of Common Stock of SJNB.

Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of SJNB reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of SJNB or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 310,995 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 8.60% of the Common Stock of SJNB outstanding as of March 31, 2000. Of said shares, 20,710 shares of Common Stock are beneficially owned by BF III (0.6% of the outstanding shares), while 63,481 shares of Common Stock are beneficially owned by T III (1.7% of the outstanding shares), while 24,376 shares of Common Stock are beneficially owned by BF IV (0.7% of the outstanding shares), 81,978 shares of Common Stock are beneficially owned by T IV (2.3% of the outstanding shares, and 120,450 shares of common stock are beneficially owned by BF V (3.3% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of SJNB are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On April 5, 2000, the Funds' ownership of shares of Common Stock of SJNB increased by more than 1% of the adjusted outstanding shares of said class since the Funds' last 13D filing. The Funds have purchased and sold Common Stock on the open market as described in the table below:

              Dollar         Number    Cost per
Date          Amount       of Shares     Share

----         -------       ---------     ------


BF III Purchases:

03/20/00   13,879.32          492        28.21
04/05/00   33,517.50        1,230        27.25


T III Purchases:

03/20/00   42,540.68        1,508        28.21
04/05/00  102,732.50        3,770        27.25


BF IV Purchases:

03/20/00   12,920.18          458        28.21
03/23/00   15,757.50          573        27.50
04/04/00   23,455.68          851        27.5625


T IV Purchases:

03/20/00   43,499.82        1,542        28.21
03/23/00   52,992.50        1,927        27.50
04/04/00   78,856.31        2,861        27.5625


BF V Purchases:

03/20/00   98,791.42        3,502        28.21
03/21/00   35,750.00        1,300        27.50
03/23/00   49,500.00        1,800        27.50
03/24/00  222,496.25        8,165        27.25
04/04/00  102,312.00        3,712        27.5625
04/05/00  342,187.50       12,500        27.3750
04/05/00  122,625.00        4,500        27.25

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None

Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2000


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore

   --------------------------
   Charles J. Moore, President

BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore

   --------------------------
   Charles J. Moore, President

BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore

   --------------------------
   Charles J. Moore, President

BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore

   --------------------------
   Charles J. Moore, President

BANC FUND V L.P.
By MIDBANC V L.P.,
   general partner
By The Banc Funds Company, L.L.C.,
   Its general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore

   --------------------------
   Charles J. Moore, President